EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this registration statement on Form S-4 of Access Pharmaceuticals, Inc. of our report, which includes an explanatory paragraph relating to the ability of Virium Pharmaceuticals, Inc. to continue as a going concern, dated March 13, 2008, except for Note 3, as to which the date is April 17, 2008, on our audits of the financial statements of Virium Pharmaceuticals, Inc. as of December 31, 2007 and 2006 and for the years then ended and for the period from July 15, 1997 (date of inception) through December 31, 2007, as such amounts relate to the amounts for the period from July 15, 1997 (date of inception) through March 31, 2008. We also consent to the reference to our Firm under the caption "Experts."

/s/J.H. Cohn LLP

Roseland, New Jersey
December 1, 2008